SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Model N, Inc.

(Name of Issuer)

Common Stock, par value $0.00015

(Title of Class of Securities)

607525102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 607525102	13G	Page 2 of 15

1	NAME OF REPORTING PERSON Meritech Capital Partners II L.P. (“MCP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 607525102	13G	Page 3 of 15

1	NAME OF REPORTING PERSON Meritech Capital Affiliates II L.P. (“MC AFF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 607525102	13G	Page 4 of 15

1	NAME OF REPORTING PERSON MCP Entrepreneur Partners II L.P. (“MEP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 607525102	13G	Page 5 of 15

1	NAME OF REPORTING PERSON Meritech Capital Associates II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 607525102	13G	Page 6 of 15

1	NAME OF REPORTING PERSON Meritech Management Associates II L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 607525102	13G	Page 7 of 15

1	NAME OF REPORTING PERSON Paul Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,471 shares
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 13,471 shares
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,471
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 607525102	13G	Page 8 of 15

1	NAME OF REPORTING PERSON Michael Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0 shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 607525102	13G	Page 9 of 15

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Meritech Capital Partners II L.P., a Delaware limited partnership (“MCP II”), Meritech Capital Affiliates II L.P., a Delaware limited partnership (“MC AFF II”), MCP Entrepreneur Partners II L.P., a Delaware limited partnership (“MEP II”), Meritech Capital Associates II L.L.C., a Delaware limited liability company (“MCA II”), Meritech Management Associates II L.L.C., a Delaware limited liability company (“MMA II”), Paul Madera (“Madera”) and Michael Gordon (“Gordon”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 1(A).         NAME OF ISSUER

Model N, Inc.

ITEM 1(B).         ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1600 Seaport Boulevard, Suite 400

Pacific Shores Center – Building 6

Redwood City, California 94063

ITEM 2(A).         NAME OF PERSONS FILING

MCA II is the general partner of MCP II, MC AFF II and MEP II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II. MMA II is a managing member of MCA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II. Madera and Gordon are managing members of MMA II and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP II, MC AFF II and MEP II.

ITEM 2(B).         ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners

245 Lytton Ave, Suite 125

Palo Alto, CA 94301

ITEM 2(C).         CITIZENSHIP

MCP II, MC AFF II and MEP II are Delaware limited partnerships. MCA II and MMA II are Delaware limited liability companies. Madera and Gordon are United States citizens.

ITEM 2(D) AND (E).         TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 607525102

ITEM 3.               Not Applicable.

CUSIP NO. 607525102	13G	Page 10 of 15

ITEM 4.               OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)          Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)          Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)         Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)        Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)        Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒  Yes

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP II, MC AFF II and MEP II, and the limited liability company agreements of MCA II and MMA II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.               IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 607525102	13G	Page 11 of 15

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.             CERTIFICATION

Not applicable.

CUSIP NO. 607525102	13G	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Entities:
Meritech Capital Partners II L.P.
Meritech Capital Affiliates II L.P.
MCP Entrepreneur Partners II L.P.
Meritech Capital Associates II L.L.C.
Meritech Management Associates II L.L.C.

	By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

Individuals:
Paul S. Madera
Michael B. Gordon

	By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed individuals

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 607525102	13G	Page 13 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Power of Attorney	15

CUSIP NO. 607525102	13G	Page 14 of 15

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Model N, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 607525102	13G	Page 15 of 15

exhibit B

Power of Attorney

Joel Backman has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.